Exhibit 99.13

Disclosure of Transactions in Own Shares

Paris, February 26, 2024 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 19 to February 23, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
19/02/2024	365,883	59.797280	21,878,808.20	XPAR
19/02/2024	149,794	59.796995	8,957,231.07	CEUX
19/02/2024	28,573	59.796854	1,708,575.51	TQEX
19/02/2024	24,216	59.797881	1,448,065.49	AQEU
20/02/2024	370,196	59.141498	21,893,945.99	XPAR
20/02/2024	150,720	59.139911	8,913,567.39	CEUX
20/02/2024	28,674	59.139479	1,695,765.42	TQEX
20/02/2024	24,108	59.141587	1,425,785.38	AQEU
21/02/2024	373,265	58.818907	21,955,039.32	XPAR
21/02/2024	150,235	58.817898	8,836,506.91	CEUX
21/02/2024	29,192	58.816266	1,716,964.44	TQEX
21/02/2024	25,200	58.815792	1,482,157.96	AQEU
22/02/2024	369,661	59.312537	21,925,531.74	XPAR
22/02/2024	149,016	59.310635	8,838,233.59	CEUX
22/02/2024	28,973	59.308738	1,718,352.07	TQEX
22/02/2024	25,552	59.313033	1,515,566.62	AQEU
23/02/2024	369,053	59.413361	21,926,679.12	XPAR
23/02/2024	148,815	59.414406	8,841,754.83	CEUX
23/02/2024	28,527	59.413213	1,694,880.73	TQEX
23/02/2024	25,771	59.414004	1,531,158.30	AQEU
Total	2,865,424	59.294740	169,904,570.05

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).